Exhibit 99.1

NEWS RELEASE

Fortuna Files Feasibility Study Technical Report for the Diamba Sud Gold Project, Senegal

Vancouver, July 13, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that, in accordance with National Instrument 43-101 -  Standards of Disclosure for Mineral Projects, it has filed a technical report entitled “Diamba Sud Gold Project, Kédougou Region, Senegal”, with an effective date of June 30, 2026  (the “Technical Report”), supporting the results of the Feasibility Study previously announced in Fortuna’s news release dated June 29, 2026.

The Technical Report is available on the Company’s website, and on SEDAR+ and on EDGAR under the Company’s profile.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Guinea, Guyana, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

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